(717) 291-2473
May 16, 2012
Mr. Amit Pande
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Fulton Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 000-10587

Dear Mr. Pande:
Fulton Financial Corporation (the “Company”) submits this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 3, 2012 relating to the above-referenced filings. In this letter, we have recited the comments from the staff in bold type and have followed each comment with the Company's response.

Form 10-K for the Fiscal Year Ended December 31, 2011
Management's Discussion and Analysis of Financial Condition and Results of Operations
Provision and Allowance for Credit Losses, page 31

1.
Please tell us and revise your disclosure on page 35 to clarify why the $55.5 million of accruing TDRs described in footnote 3 to the non-accrual and past due loans and OREO table is different from the $66.1 million of accruing TDR's as of December 31, 2011 described in the TDR table at the bottom of the page.

Response - The $55.5 million of TDR's disclosed in footnote 3 to the non-accrual and past due loans and OREO table excludes $10.7 million of TDR's which are not disclosed as impaired loans, based on the following guidance from ASC 310-40-50-2:
50-2 Information about an impaired loan that has been restructured in a troubled debt restructuring involving a modification of terms need not be included in the disclosures required by paragraphs 310-10-50-15(a) and 310-10-50-15(c)in years after the restructuring if both of the following conditions exist:
a. The restructuring agreement specifies an interest rate equal to or greater than the rate that the creditor was willing to accept at the time of the restructuring for a new loan with comparable risk.
b. The loan is not impaired based on the terms specified by the restructuring agreement.

The guidance provided in ASC 310-40-50-2 refers to the disclosures required in the “Impaired Loans” table on page 77 in Note D - Loans and Allowance for Credit Losses; however, the Company concluded that such guidance should be consistently applied to other disclosures.
In light of your comment, the Company acknowledges that the presentation may be confusing. In future filings all TDR's will be included in the Impaired Loans table and in related disclosures. With this change, there will no longer be any difference between accruing TDR's and the amount disclosed in footnote 3 to the non-accrual and past due loans and OREO table.
Note A - Summary of Significant Accounting Policies - Allowance for Credit Losses, page 63

2.
On page 64, you disclose that only impaired TDRs are evaluated for impairment under ASC 310-10-35. We believe the guidance in ASC 310 indicates that a TDR is always considered impaired and therefore impairment should be measured individually using the guidance in ASC 310-10-35 for all TDRs. Please tell us the amount of TDRs not evaluated for impairment under ASC 310-10-35 at December 31, 2011 and the impact on your financial statements if you measured impairment on these loans using the guidance in ASC 310-10-35.

Response - As discussed in the response to comment '1' above, approximately $10.7 million of the total $98.8 million of TDR's are not disclosed as impaired loans, based on the Company's interpretation of the guidance provided by ASC 310-40-50-2. These loans, however, have been measured for impairment using the guidance in ASC 310-10-35, so there is no impact on the financial statements.

As noted above, in future filings, all TDR's will be included in the Impaired Loans table and in related disclosures.

3.
You disclose that prior to April 1, 2011 you evaluated impaired loans for impairment every 12 months or, if necessary, on a more frequent basis based on significant changes in expected future cash flows or significant changes in collateral values.

a.	Please provide us additional details regarding your controls and procedures under your prior methodology to measure impairment under ASC 310-10 at each quarter end.

Response - The controls and procedures used to measure impairment under ASC 310-10 at each quarter end are generally consistent under both the Company's new and prior methodologies. The most significant difference between the two methodologies is the number of loans that are evaluated for impairment and the frequency with which such evaluations are completed. Under the prior methodology, all loans with an internal risk rating of “substandard” or lower were evaluated for impairment under ASC 310-10. Under the new methodology, only non-accrual loans and accruing TDR's are evaluated for impairment under ASC 310-10.

Under the prior methodology and continuing with the new methodology, the Company uses a risk rating system, which assigns a rating to each loan on a scale of 1-9, with 1 representing an “excellent” credit, for borrowers of unquestionable financial strength, and 9 representing a “loss” credit, which is considered uncollectible. “Substandard” loans are rated 7 under this system. The criteria for each risk rating category are specified in the Company's Risk Rating policy and include defined financial and business risks.

Under the prior methodology and continuing with the new methodology, risk ratings are initially assigned to loans by the loan officers and are reviewed on a regular basis by loan review staff in the normal course of their loan review procedures. Risk ratings can change as a result of the monitoring procedures documented below in the response to comment 3.b. or as a result of specific loan review activities.

Substantially all of the Company's impaired loans are measured for impairment based on the estimated fair value of each loan's collateral. For loans secured by real estate, estimated fair value is determined primarily through certified third-party appraisals. A current certified appraisal is required in the normal course of business when any significant change in the terms of the loan occurs, such as an extension, renewal, or change to underlying repayment terms. Updated appraisals may also be obtained for nonperforming loans after consideration of various factors, including: the age of the most recent appraisal; the condition of the property; the Company's experience and knowledge of the market; the purpose of the loan; environmental factors; payment status; the strength of any guarantors; and the existence and age of other indications of value such as broker price opinions, among others.

Collateral values based on certified appraisals are discounted to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include estimated costs to sell the property.

For loans secured by non-real estate collateral, such as accounts receivable or inventory, estimated fair values are determined based on borrower financial statements, inventory listings, accounts receivable listings or agings, or borrowing base certificates. Indications of value from these sources are generally discounted based on the age of the financial information or the quality of the assets. Liquidation or collection discounts are applied to these assets based upon existing loan evaluation policies.

See the response to comment 3.b. for additional procedures and controls, specifically related to the timely identification of changes in collateral values under the prior methodology.

b.
Specifically, explain to us how you ensured that you identified all impaired loans that had significant changes in expected future cash flows or significant changes in collateral values at each quarter end.

Response - Impaired loans under the prior methodology were generally evaluated for impairment on an annual cycle with interim monitoring through the procedures described below. Specific allocations were updated to reflect significant changes identified as a result of these monitoring procedures.

▪
Monthly loan review meetings to review and manage actions surrounding any account that exhibited potential signs of stress, which is generally indicated by cash-flow strain, delinquency, a change in risk rating or other characteristics. The agendas for these meetings included updates on the status of these accounts, review of activities since the most recent meeting and development of action plans for remediation of the accounts. These meetings were attended by lending staff, lending management, loan review management and corporate senior management.

▪	Monthly meetings with lenders that ensured proactive management of any stressed account, including dedication of additional personnel to managing the loan, if necessary.

▪	Involvement either through consultation or direct management of loan workout personnel in stressed accounts to lead or assist in the negotiation, remediation and/or exit of the account.

▪
Ongoing involvement of loan review staff in examining stressed portfolios and specific accounts that ensured that the above processes were effective in identification and management of problem loan portfolios.

c.	Please tell us why you believe your new methodology is preferable.

Response - As discussed in the response to comment 3.a. above, loans evaluated for impairment under ASC 310-10 under the new methodology includes nonaccrual loans and accruing TDR's, which are the loans which have the greatest potential for loss.

Under the new methodology, quarterly updates to impairment analyses for all loans evaluated for impairment under ASC 310-10 are required. Even though the Company believes that the evaluations of impairment under the prior methodology were appropriate, the more frequent quarterly updates that are possible under the new methodology are preferable.

The change in the allowance for credit loss methodology as of April 1, 2011 resulted in shifts in allocations by loan types; however, the total allowance for credit losses did not change. The Company believes this validates that both the prior and new methodologies effectively measured our allocation needs.

Note D - Loans and Allowance for Credit Losses
Credit Quality Indicators and Non-performing Assets, page 78

4.	Please tell us and revise future filings to describe your credit quality indicators including qualitative information on how they relate to the likelihood of loss. Refer to ASC 310-10-50-29(a) and 30.

Response - Future filings will include the following disclosure for credit quality indicators.

The following is a description of the Company's internal risk ratings assigned to commercial loans, commercial mortgages and certain construction loans:

Substandard or lower: Substandard loans are inadequately protected by current sound worth and paying capacity of the borrower. There exists a well-defined weakness or weaknesses that jeopardize the normal repayment of the debt.

Special Mention: These loans constitute an undue and unwarranted credit risk, but not to a point of justifying a classification of substandard. Loans in this category are currently acceptable, but are nevertheless potentially weak.

Pass: These loans do not currently pose any identified risk and can range from the highest to average quality, depending on the degree of potential risk.

The Company believes that internal risk ratings are the most relevant credit quality indicator for these types of loans. The migration of loans through the various internal risk rating categories is a significant component of the allowance for credit loss methodology, which bases the probability of default on this migration.

The Company does not assign internal risk ratings for smaller balance, homogeneous loans, such as home equity, residential mortgage, consumer, leasing, other and certain construction loans. For these loans, the most relevant credit quality indicator is delinquency status. The migration of loans through the delinquency status is a significant component of the allowance for credit loss methodology, which bases the probability of default on this migration.
Fulton Financial Corporation hereby acknowledges that:

a.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions, please do not hesitate to call myself at 717-291-2473 or Ms. Betsy Chivinski, Corporate Controller, at 717-291-2689.
Sincerely,

/s/ Charles J. Nugent
Charles J. Nugent
Senior Executive Vice President and Chief Financial Officer